September 18, 2025

Evangelos J. Pistiolis
Chief Executive Officer
TOP Ships Inc.
20 Iouliou Kaisara Str,
19002 Paiania, Athens, Greece

        Re: TOP Ships Inc.
            Registration Statement on Form F-3
            Filed September 12, 2025
            File No. 333-290238
Dear Evangelos J. Pistiolis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Will Vogel